GLOBAL NUTECH, INC.
1602 Old Underwood Road
La Porte, TX 77571

January 17, 2012

VIA EDGAR & E-MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC  20549

Attention:	Mara L. Ransom, Assistant Director Charles Lee, Reviewer

Re:	Global NuTech, Inc.
Form 8-K
Filed December 30, 2011
File No. 333-149857

Ladies and Gentlemen:

Global NuTech, Inc. (the “Company”) confirms receipt of the letter dated January 5, 2012 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “8-K”).  We are responding to the Staff’s comments as set forth below.  The Staff’s comments are set forth below in bold, followed by the Company’s response.

Form 8-K Filed December 30, 2011

Comment:
We note that you have not treated the transaction subject to the above-referenced Form 8-K as a change in shell company status as you have not provided the Form 10 information for International Plant Services, L.L.C., as required by Item 2.01(f) of Form 8-K, and you have relied on the 71 calendar day extension for providing the financial statements required by Item 9.01(a) and (b) of Form 8-K. However, based on your Form 10-Q for fiscal quarter ended September 30, 2011, it appears that you may have been a shell company, as defined in Exchange Act Rule 12b-2, prior to the transaction. We note that, as of September 30, 2011, you had no assets other than cash and cash equivalents, and we note the statement on page 13 of such Form 10-Q that you “have not commenced business operations.” Please provide us with your analysis for why you did not treat the transaction subject to the above-referenced Form 8-K as a change in shell company status. Alternatively, please amend the above-referenced Form 8-K to include the disclosure required by Item 2.01(f) of Form 8-K and the financial statements required by Item 9.01(a) and (b) of Form 8-K.  If the transaction resulted in a change in shell company status, you may not rely on the 71 calendar day extension for providing such financial statements. See Item 9.01(c) of Form 8-K.

Response:

As noted in the Staff’s comment above, Rule 12b-2 of the Securities Exchange Act of 1934 (“Rule 12b-2”) sets forth the characteristics that constitute a “shell company”. Pursuant to Rule 12b-2, a “shell company” is defined as “a registrant…that has (1) No or nominal operations; and (2) Either (i) No or nominal assets; (ii) Assets consisting solely of cash and cash equivalents; or (iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.” In reaching its determination that the Company was not a “shell company” prior to the transaction reported in the 8-K, the Company relied upon (i) precedent via a rule release circulated by the Commission which analyzed the meaning of “shell company”, in addition to (ii) a facts and circumstances analysis regarding the operations of the Company.

In the Commission’s adopting release titled Revisions to Rules 144 and 145 (Rel. No. 33-8869; File No. S7-11-07), at footnote 172 (“Footnote 172”), the Commission indicates that it does not intend for the “shell company” definition to include start-up companies or companies with limited operating histories, as such companies would not constitute companies that have “no or nominal operations”. In Footnote 172 the Commission states:

Contrary to commenters’ concerns, [Rule 144’s limitation on shell companies] is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

In Footnote 172, the Commission opines that startup companies and companies with limited operating histories do not qualify as companies that have “no or nominal operations.” The implication is that, while such companies may have yet to accumulate assets or generate revenues, such companies are engaged in the pursuit of the development of their businesses to achieve those ends and such pursuit would not be considered “no or nominal” with respect to such companies’ operations.  To the extent that a company does not fall into the “no or nominal operations” category, the definition of “shell company” set forth by Rule 12b-2 would not be applicable to such a company.

Based on a facts and circumstances analysis of its history of operations and continued business pursuits prior to and at the time of the filing of the 8-K, the Company determined that it did not qualify as a company having “no or nominal” operations, and as such, was not a “shell company” under Rule 12b-2, akin to the Commission’s analysis under Footnote 172.  The Company was incorporated under the laws of the State of Nevada on May 22, 2007. The Company’s initial business focused on the purchasing and distributing of all-natural and organic everyday skin care products. In 2009, the Company’s management and Board of Directors deemed it to be in the best interests of the Company and its stockholders for the Company to diversify and expand its business efforts across a broader range of industry segments. The Company reasoned that doing so would provide greater future growth potential as well as balance cyclical downturns. On October 16, 2009, the Company changed its name to Bio-Clean, Inc. and commenced work on developing “green” products and technologies, including unique cleaning and environmental remediation products. On March 19, 2010, the Company formed a subsidiary, E-Clean Acquisitions Corporation, a Nevada corporation (“E-Clean”).

Biotec Products

On September 22, 2010, E-Clean entered into a joint venture agreement with Robert Kavanaugh, dba Biotec Foods, aka Agrigenic Food Company (“Agrigenic”).  Under the joint venture agreement, the Company provided marketing, distribution and sales for Agrigenic, including its lines of Biotec Foods® and Biomed Foods® dietary supplements for humans and Biovet International® dietary supplements for animals. Net profits of the joint venture were to be divided to Agrigenic and the Company, 60% and 40%, respectively.  The joint venture agreement superseded a previously announced, non-binding, letter of intent between the parties whereby the Company would acquire certain assets of Agrigenic. The name of the joint venture was Enzyme Bio-Sciences LLC. The subject products included a variety of dietary supplements for humans and animals (the “Biotec Products”).

With respect to the Biotec Products, the joint venture engaged sales representatives as well as independent distributors both in the United States and in foreign countries, including Japan, Indonesia, Taiwan, Norway and South Korea, for the sale and marketing of the Biotec Products. These products had been in the marketplace for over 25 years, but sales efforts had been unsuccessful for a period of time. The joint venture began selling the Biotec Products to a wide variety of retailers for resale to the consumer. The Company also initiated a website as a portal to the venture’s consumer sales tool. The Biotec Products included three different lines.

The Biotec Foods® line of supplements included the successful antioxidant enzymes Cell Guard®, Anti-Stress Enzymes®, Ageless Beauty®, Extra-Energy Enzymes®, Runner's Edge™, Pacific Sea Plasma® and Jet Stress®. The Biotec Foods® supplements were sold to consumers via thousands of independently owned health food stores.

The Biomed Foods® products are available through healthcare professionals only, and include the brands AOX/PLX®, SOD/CAT®, GP/CAT®, MET/CAT® and Synovalex®. Medical professionals including chiropractors, naturopaths, and other health practitioners ordered Biomed Foods® products through the Company’s distribution partner, Emerson Ecologics.

The Biovet International® line of animal supplements included Dismutase™, Feline Support™, Canine Support™ and the ANTIOXIDANT PETWAFER™.

The Company’s plan of operation for the fiscal year ending December 31, 2011 included the continued engagement of sales representatives and independent distributors for the Biotec Products and to market directly to consumers on the Company’s website, www.ebs-labs.com. The Company determined that the revenues being generated by the sales of the Biotec Products were being used by Agrigenic instead of being passed through to the joint venture and ultimately to the Company.  Ultimately, the joint venture and the Company generated no income from the sales of the Biotec Products and the joint venture was, ultimately, dissolved on May 18, 2011. The Company and Agrigenics mutually agreed to terminate their relationship and dissolve the joint venture as a part of the restructuring of the Company’s business opportunities.

HIGA Products

On October 31, 2010, E-Clean entered into a joint venture agreement with HIGA Corporation (“HIGA”) of Orem, Utah. Under the joint venture agreement, the Company was tasked with the provision of marketing, distribution and sales for HIGA, including various rubber products, including specialized tires, both generic in design and custom designed for specific product specifications. At the time of the formation of the joint venture, the joint venture was initiating its sales and marketing efforts for HIGA’s products with the first product having been developed and initial production of the product having commenced in China. The Company planned to engage sales representatives as well as independent distributors both in the United States and in foreign countries for the sale and marketing of HIGA’s products, using the same marketing model that the Company had developed for the Biotec Products.  The Company’s plan of operation for the twelve months following the date of the Annual Report for the fiscal year ended December 31, 2010 (fiscal year 2011) was to continue to engage sales reps and independent distributors for HIGA’s products. Net profits of the joint venture were to be divided 80% to HIGA and 20% to the Company.

Following the formation of the joint venture with HIGA, the Company was unable to obtain the capital necessary to provide for the mass production of its specialized tire products and, subsequently, the relationship with the Chinese manufacturing company was terminated. On May 9, 2011, the Company and HIGA mutually agreed to terminate their relationship and dissolve the joint venture as a part of the restructuring of the Company's business opportunities.

NuTec Energy and Going Forward

On October 8, 2010, the Company changed its name to Global NuTech, Inc. On October 27, 2010, the Company formed a new wholly-owned subsidiary, NuTec Energy Corporation. The focus of the subsidiary was to invest in operating and exploratory oil and gas properties. In May, 2011, the Company acquired NuTec Energy Corporation and, since that time, has been developing and researching opportunities for new technology and its application in conventional oil and gas exploration, production services as well as alternative technology. The Company has not generated any revenue to date from such activities and consequently its operations are subject to all risks inherent in the establishment of a new business enterprise.  From May, 2011 up until December 31, 2011, NuTec Energy Corporation was the sole operating entity of the Company.

The Company entered into a marketing arrangement with American Bio-Tech Cleaning, Inc. (“ABT”) to distribute ABT’s line of Green Rhino environmentally-safe cleaning products for residential and commercial use.  This arrangement was negotiated in the fall of 2010 and the Company made various attempts to distribute the products. On July 5, 2011, the Company entered into a relationship with e-Green Marketing Company to advertise and sell the Green Rhino line on the e-Green Marketing website.  This was announced in a press release and a Current Report on  Form 8-K.  ABT has continued to manufacture demo products and given them to the Company and e-Green Marketing for presentation to retailers and the Company and e-Green Marketing have been negotiating with various retailers for shelf placement of the products. As of fiscal year end 2011, several major retailers are nearing final negotiations to carry the Green Rhino brand of products, although susbsequent to the IPS deal described below, the Company will cease its involvement with ABT.

In Spring 2011, the Company began the process of identifying a business partner in the energy sector that would have synergy with NuTech Energy Corporation and expand its services, which ultimately led to the acquisition of International Plant Services, L.L.C., a Texas limited liability company (“IPS”). On April 10, 2011, NuTech Energy Corporation entered into a non-binding letter of intent to enter into a joint venture with Wagley Oil & Gas, Inc. involving the operation of twenty-five wells (the Company issued a press release and filed a Form 8-K regarding the transaction). The closing of the transaction was contingent upon NuTech Energy Corporation raising $1,000,000 for the costs of the project.  The Company continued its fund raising efforts until the opportunity to negotiate with IPS arose. Ultimately, the transaction was not consummated pursuant to the Company’s commencement of negotiations with IPS.

On December 30, 2011 the Company entered into a share exchange agreement  with IPS.  Pursuant to the terms of the Agreement, the Company acquired all of the membership interests of IPS, representing one hundred percent (100%) ownership of IPS,

The principal business of IPS involves the provision of construction services and placement of skilled industrial personnel within the energy sector, in the United States and other countries. Located in the greater Houston area, IPS provides engineering, technical assistance and skilled craft support to its industrial clients.

The Company’s determination that it has not been a “shell company”, as described above, is based on the continued business and business development pursuits of the Company, and manifested in its recent quarterly and annual report filings with the Commission wherein, on the cover page to such reports, the Company has represented that it is not a “shell company” as defined by Rule 12b-2 by checking the applicable box, and in its Management’s Discussion and Analysis of Financial Condition and Results of Operations sections where the Company has noted that it is in the developmental stage of its business.  The Company notes the Staff’s reference to the statement on page 13 of its most recent Quarterly Report on Form 10-Q (the “10-Q”) that reads “we have not commenced business operations.” In context, such statement does not refer to the overall business activities of the Company or state that the Company is a dormant shell, the statement merely refers to one of the Company’s business units, skincare products, which over time has become less central to the Company’s business model relative to its other business units and pursuits, as described above. To that end, the complete statement in the 10-Q read, “we have not commenced business operations and we have not generated any revenues from the beauty product business.”

The Company determined that, to the extent that the Company did not qualify as a “shell company” as described herein above, the Company was not required to provide Form 10 information in the 8-K, and it could rely on the 71 day extension for providing the financial statements with the 8-K.

The Company acknowledges that:

■	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

■	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Clayton E. Parker, Esq. at (305) 539-3300.

Very truly yours, /s/ Craig Crawford President and Chief Financial Officer